Clough Funds Trust

June 18, 2018

VIA EDGAR

Ms. Rebecca Ament Marquigny, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:       Clough Funds Trust (the “Registrant”)

            File Nos.  333-204408, 811-23059

Dear Ms. Marquigny:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management on June 12, 2018 regarding post-effective amendment No. 7 (“PEA 7”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 9 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on April 27, 2018. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 7.

In connection with this response letter, and on or before June 27, 2018, the Registrant anticipates filing, pursuant to Rule 485(b), post-effective amendment No. 8 to the Registrant’s registration statement under the 1933 Act, which is expected to include (i) changes to PEA 7 in response to the Staff’s comments, (ii) certain other non-material information; and (iii) certain other required exhibits.

Staff Comments:

Prospectus

1.                  Staff Comment:  On the cover page, add the ticker for Class A.

■ Registrant’s Response: The Registrant will include the ticker for Class A.

U.S. Securities and Exchange Commission

Division of Investment Management

June 18, 2018

2.                  Staff Comment:  The following comments apply to the section entitled “Summary Section – Fees and Expenses of the Fund”:

a.        In the fees and expenses table, add “as a percentage of offering price” in a parenthetical to the “Maximum sales charge (load) imposed on purchases” line item.

■ Registrant’s Response:  The Registrant will include the requested parenthetical.

b.      In footnote #1 to the fees and expenses table, delete “generally” or explain the exceptions.

■ Registrant’s Response:  The Registrant will delete the word “generally” from the footnote.

c.       With respect to footnote #2 to the fees and expenses table, explain why Class A has to estimate expenses.

■ Registrant’s Response: Footnote #2 to the fees and expenses table will be removed and replaced with:

Based on estimated Class A expenses for the first 12 months of operations of Class A shares.

The expenses for Class A shares, other than asset based expenses, must be estimated for the period.

d.      In footnote #4 to the fees and expenses table, the footnote describes the conditions of the Adviser’s recapture of certain fees and/or expenses, including that the Adviser will not be entitled to recover any such waived or reimbursed fees and expenses more than three years after the end of the fiscal year in which the fees were waived or expenses were reimbursed.  The Staff takes the position that the recapture of fees and/or expenses can only occur three years from the date the fees were waived or expenses were reimbursed, rather than three years after the end of the fiscal year in which the fees were waived or expenses were reimbursed.

■ Registrant’s Response: The Registrant respectfully declines to modify the disclosure.  The Registrant acknowledges the Staff’s comment and notes its belief that the Fund’s current expense recapture provision properly reflects the Fund’s accrual process and is consistent with current accounting standards.  The Fund believes that its current practice is within the position stated by the Staff, as any amount to be waived or reimbursed by the Adviser is determined as of the end of the fiscal year and, thus, does not actually occur until that date.  Under the operating expense limitation agreement, the Adviser has agreed to waive its fees or reimburse the Fund in order to limit the Fund’s annual operating expenses to the stated expense ratios applicable to each share class, as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be waived or reimbursed by the Adviser via accruals made throughout the year, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit.  In this situation, despite the fact that the fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the year.

U.S. Securities and Exchange Commission

Division of Investment Management

June 18, 2018

Similarly, whether the Adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed.  Only if the Fund’s annual expense ratios are below the agreed upon limits is the Adviser eligible for recoupment of its previously waived fees/expenses reimbursed.  Further, under the terms of the expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year.  Therefore, any recoupment by the Adviser made within these parameters would be consistent with the Staff’s stated position because the waiver or reimbursement occurs at the end of the fiscal year and any recoupment would occur within three years of that date.  Additionally, the Fund does not meet the criteria as described in ASC 946-20-25-4 for the recording of any liability for expense recapture.  Further, the Registrant notes, for the Staff’s information, that, on behalf of the Fund, it performs and will provide the Registrant’s independent auditor with an accrual analysis on at least an annual basis.  The Registrant cannot ensure that the Registrant’s independent auditor will affirmatively confirm the accrual analysis.

3.                  Staff Comment:  In the section entitled “Summary Section – Example,” please recalculate the stated expenses.

U.S. Securities and Exchange Commission

Division of Investment Management

June 18, 2018

■ Registrant’s Response:  The expenses have been recalculated.  The table in the section entitled “Summary Section – Example” will be removed and replaced with:

	1 Year	3 Years	5 Years	10 Years
Although your actual costs may be higher or lower, based on these assumptions your cost would be:
Class A Shares	$790	$1,435	$2,244	$4,338

4.                   Staff Comment:  The following comments apply to the section entitled “Summary Section - Principal Investment Strategies of the Fund”:

a.       In the first paragraph, quantify what is meant by “doing a substantial amount of business outside the United States.”

■ Registrant’s Response:  The first paragraph of the section entitled “Summary Section – Principal Investment Strategies of the Fund” will be removed and replaced with:

The Fund seeks to achieve its investment objective primarily by taking long positions and short positions in equity securities in both U.S. and non-U.S. markets.  The Fund invests primarily in a broad selection of global equity securities, including preferred stocks.  Depending on the Adviser’s outlook, the Fund may, at times, be more heavily invested in equity securities in U.S. markets or in equity securities in other markets around the world.  Under normal circumstances, the Fund expects to invest in securities of issuers located in at least three countries (in addition to the United States).  Unless market conditions are deemed unfavorable, the Fund expects that the market value of the Fund’s long and short positions in securities of issuers organized or located outside the United States, issuers doing a substantial amount of business outside the United States (greater than 50% of revenues derived from outside of the United States), and, in the case of an ETF, where a majority of the securities in which the ETF invests have the foregoing characteristics, will represent at least 40% of the Fund’s net assets.  Investments in non-U.S. markets will be made primarily through securities such as common shares, depositary receipts and registered investment companies (including exchange-traded funds (“ETFs”)).  The Fund may also use derivatives, such as swaps and participation notes, in order to gain access to foreign markets.

b.      In the second paragraph, explain the difference between “developing” and “emerging” markets or whether the terms are descriptive of each other.

U.S. Securities and Exchange Commission

Division of Investment Management

June 18, 2018

■ Registrant’s Response:  The second paragraph of the section entitled “Summary Section – Principal Investment Strategies of the Fund” will be removed and replaced with:

In addition to the Fund’s primary investment strategy, the Adviser may employ currency strategies across foreign markets, including developing/emerging markets (countries that are included in the MSCI Emerging Markets Index), using derivatives, such as forward foreign currency contracts, futures, and swaps, to seek to hedge against foreign exchange risk.

Corresponding changes will be made in the section entitled “Investment Objective and Principal Investment Strategies.”

c.       In the first sentence of the fourth paragraph, clarify what would qualify as being “below that of broad global equity indices” with regard to limiting volatility in returns and in the last sentence of the fourth paragraph define what “other techniques” may be employed to limit the Fund’s exposure.

■ Registrant’s Response: The fourth paragraph of the section entitled “Summary Section – Principal Investment Strategies of the Fund” will be removed and replaced with:

The Fund generally seeks to limit volatility in returns to below that of broad global equity indices such as the S&P 500, as measured by the standard deviation (the average deviation of a return series from its mean).  The Adviser may employ hedging (including through investments in ETFs) and other techniques (for example, by utilizing short positions and currency hedging exposure and by managing cash balances) in an effort to limit the Fund’s exposure to declines in markets, regions, industries and/or individual securities.

d.      State what type of illiquid securities the Fund may hold and confirm that the Fund will hold illiquid securities equal to no more than 15% of the Fund’s net assets.

■ Registrant’s Response:   A section entitled “More on the Fund’s Investments and Related Risks – Illiquid Investments” currently exists in the prospectus and a section entitled “Illiquid Securities” currently exists in the Statement of Additional Information, both of which state that the Fund may invest up to 15% of the value of its net assets in illiquid securities and describe the types of illiquid securities the Fund may hold.  The following sentence will be added to the end of the fifth paragraph in the section entitled “Principal Investment Strategies of the Fund”:

U.S. Securities and Exchange Commission

Division of Investment Management

June 18, 2018

More information regarding illiquid securities is included in the prospectus in the section entitled “More on the Fund’s Investments and Related Risks – Illiquid Investments” and in the SAI in the section entitled “Other Practices - Illiquid Securities.”

5.                  Staff Comment:  Compare the principal investment strategies and risks of the Fund and reconcile any inconsistencies.  Consider whether to individually address:  emerging/developing markets, forward foreign currency contracts, futures contracts, swaps, participation notes, and tariff sensitive industries.

■ Registrant’s Response: The Registrant has compared the principal investment strategies and risks of the Fund has considered the types of investments noted by the examiner and has determined to add the following principal risk to the section entitled “Summary Section – Principal Risks of the Fund”:

Developing/Emerging Markets Risk. Developing/emerging markets (countries that are included in the MSCI Emerging Markets Index) have been more volatile than the markets of developed countries with more mature economies.  To the extent that the Fund invests in issuers located in developing/emerging markets, the risk may be heightened by political changes and changes in taxation or currency controls that could adversely affect the values of these investments.

6.                  Staff Comment:  Add a mid-cap company risk.

■ Registrant’s Response:  The section entitled “Summary Section – Principal Risks of the Fund - Small Company Risk” will be removed and replaced with the below and corresponding changes will be made to the section entitled “More on the Fund’s Investments and Related Risks – Small Company”.

Small- to Mid-Capitalization Companies Risk. The Fund’s investments in securities of companies with small- to mid-sized market capitalizations can present higher risks than do investments in securities of larger companies. Prices of such securities can be more volatile than the securities of larger capitalization firms and can be more thinly traded. This may result in such securities being less liquid.

7.                  Staff Comment:  The following comments apply to the section entitled “Summary Section - Performance Information”:

a.       In the first paragraph, specify whether the Fund’s performance would have been higher or lower had the performance of the Predecessor Fund been adjusted to reflect Fund expenses and state whether the Adviser managed the Predecessor Fund since its inception.

U.S. Securities and Exchange Commission

Division of Investment Management

June 18, 2018

■ Registrant’s Response: The first paragraph of the section entitled “Summary Section - Performance Information” will be removed and replaced with:

The following information provides some indication of the risks of investing in the Fund by showing how the Fund’s performance has varied over time. The performance shown for the period prior to September 30, 2015 is that of an unregistered investment fund (the “Predecessor Fund”) that was managed by the Adviser since its inception and was reorganized into the Fund on September 30, 2015, the date the Fund commenced investment operations. The Predecessor Fund was not a registered mutual fund and therefore was not subject to the same investment and tax restrictions as the Fund. Performance information reflects all fees and expenses incurred by the Predecessor Fund, and, except as noted below, has not been adjusted to reflect Fund expenses. If it had been so adjusted, the Predecessor Fund’s performance would have been higher for that period. Performance information for Investor Class has been adjusted to reflect Rule 12b-1 fees and shareholder servicing fees, as applicable.

b.      Indicate in your response what financial information will be included for the Investor Class.

■ Registrant’s Response: The Registrant will include the annual and semi-annual Financial Highlights for Investor Class shares in post-effective amendment No. 8.

c.       Include the performance of Investor Class, completely unadjusted, or include the performance of the Investor Class completely adjusted and refer to it as Class A.  And, specify in the response letter what no action relief is being relied upon.

■ Registrant’s Response: The Registrant will include the performance of Investor Class shares completely unadjusted and the second paragraph of the section entitled “Summary Section - Performance Information” will be removed and replaced with:

The Class A shares described in this Prospectus were not offered prior to the date of this Prospectus (though a different class of the Fund’s shares was previously also called “Class A shares”). The performance shown in the tables below for periods prior to the date of this Prospectus is the performance of the Fund’s Investor Class shares. The bar chart figures do not include any applicable sales charges that investors may pay when they buy or sell shares of the Fund. If sales charges were included, the returns would be lower. The table compares the Fund’s average annual return for the stated period to two broad-based securities market indices. The indices are not actively managed and are not available for direct investment. The bar chart and performance table assume reinvestment of dividends and distributions. The Fund’s past performance (before and after taxes) does not necessarily indicate how it will perform in the future. Updated performance information is available on the Fund’s website at www.cloughglobal.com or by calling 855.425.6844.

U.S. Securities and Exchange Commission

Division of Investment Management

June 18, 2018

The Registrant is relying on MassMutual Institutional Funds (pub. avail. Sep. 28, 1995).

8.                  Staff Comment:  In the second paragraph of the section entitled “Summary Section - Purchase and Sale of Fund Shares,” clarify whether purchases and redemptions can be made other than through institutional channels.

■ Registrant’s Response: The second paragraph of the section entitled “Summary Section - Purchase and Sale of Fund Shares” will be removed and replaced with:

Purchases and redemptions can be made only through institutional channels, such as financial intermediaries and retirement platforms. You should contact your financial intermediary or refer to your plan documents for information on how to invest in the Fund.

9.                  Staff Comment:  The following comments apply to the section entitled “More on the Fund’s Investments and Related Risks – Illiquid Investments”:

a.       If restricted securities are a principal investment of the Fund, please supplement accordingly.

■ Registrant’s Response: Restricted securities are not a principal investment of the Fund.

b.      Clarify in what situations restricted securities will be deemed liquid.

■ Registrant’s Response: The section entitled “More on the Fund’s Investments and Related Risks – Illiquid Investments” will be removed and replaced with:

The Fund may invest up to 15% of its net assets in illiquid investments. An illiquid investment is a security or other position that cannot be disposed of quickly in the normal course of business (within seven days). For example, some securities are not registered under U.S. securities laws and cannot be sold to the U.S. public because of Securities and Exchange Commission (“SEC”) regulations (these are known as “restricted securities”). Under procedures adopted by the Board, certain restricted securities may be deemed liquid and will not be counted toward this 15% limit.  For example, Rule 144A securities, Section 4(2) commercial paper and municipal lease obligations purchased by the Fund may be treated as liquid only if the Adviser determines that there is a “readily available market” for them. The Adviser shall take into account all relevant considerations when making this determination.

U.S. Securities and Exchange Commission

Division of Investment Management

June 18, 2018

10.              Staff Comment:  The following comments apply to the section entitled “More on the Fund’s Investments and Related Risks – Investment Limitations”:

a.       In the first sentence, add a carve-out for borrowings.

■ Registrant’s Response: The first sentence of the section entitled “More on the Fund’s Investments and Related Risks – Investment Limitations” will be removed and replaced with:

Except with respect to the illiquid investment restrictions set forth above and the borrowing restrictions set forth in the SAI, all limitations on the Fund’s investments listed in this Prospectus and in the SAI will apply at the time of investment.

b.      In the last sentence, clarify whether “total assets” refers to gross assets or net assets.

■ Registrant’s Response: The last sentence of the section entitled “More on the Fund’s Investments and Related Risks – Investment Limitations” will be removed and replaced with:

Unless otherwise stated, references to assets in the percentage limitations on the Fund’s investments refer to total gross assets.

11.              Staff Comment:  If portfolio holdings are disclosed on the Fund’s website, please so state or specify where this disclosure appears.

■ Registrant’s Response: The section entitled “Disclosure of Portfolio Holdings” will be removed and replaced with:

The Trust’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities are described in the Fund’s SAI.  The Fund’s full holdings will be disclosed on its website (www.cloughglobal.com) for the most recent month-end after a 30 calendar day delay from the end of the month.

U.S. Securities and Exchange Commission

Division of Investment Management

June 18, 2018

12.              Staff Comment:  In the last sentence of the second paragraph of the section entitled “Management,” please recalculate the stated fee.

■ Registrant’s Response: The last sentence of the second paragraph of the section entitled “Management” will be removed and replaced with:

During the fiscal year ended October 31, 2017, the Fund paid the Adviser a management fee equal to 0.099% of the Fund’s average daily net assets (including any waivers and/or reimbursements).

13.              Staff Comment:  In the section entitled “Buying and Redeeming Shares,” indicate where shareholders can look to find information on the other share classes of the Fund.

■ Registrant’s Response: The first sentence of the section entitled “Buying and Redeeming Shares” will be removed and replaced with:

The Fund currently offers four classes of shares, only Class A shares are offered in this Prospectus. Information regarding Investor Class, Class C and Class I shares of the Fund can be found in a separate prospectus dated February 28, 2018, as supplemented from time to time.

14.              Staff Comment:  In the section entitled “Buying and Redeeming Shares – Interclass Transfers,” clarify the term “eligible institution” and explain how an investor can determine whether an eligible institution has a “valid sales agreement.”

■ Registrant’s Response: The section entitled “Buying and Redeeming Shares – Interclass Transfers” will be removed and replaced with:

You may transfer shares of the Fund for another class of the Fund, provided you are eligible to invest in another class of the Fund in accordance with the criteria set forth in the prospectus for that share class. In the event that you no longer meet eligibility requirements for investment in one or more classes of shares of the Fund, the Fund or your authorized representative may elect to transfer your shares for another class of the Fund for which you are eligible. Interclass transfers are generally not taxable.

15.              Staff Comment:  In the section entitled “Buying and Redeeming Shares – Investment Minimums,” clarify whether the Fund reserves the right to raise minimum investment amounts, and if so, explain how the Fund would impose this retroactive requirement.

■ Registrant’s Response: The last paragraph of the section entitled “Buying and Redeeming Shares – Investment Minimums” will be removed and replaced with:

The Fund reserves the right to waive or lower minimum investment amounts.  For accounts sold through financial intermediaries, it is the primary responsibility of the financial intermediary to ensure compliance with the minimum investment amounts.

U.S. Securities and Exchange Commission

Division of Investment Management

June 18, 2018

16.              Staff Comment:  In the section entitled “Buying and Redeeming Shares – Sales Charge When You Purchase Class A Shares,” clarify the term “Dealer Concession.”  Also, make clarifications to other areas of the prospectus and Statement of Additional Information where the term “concession” appears.

■ Registrant’s Response: The Registrant believes that the term “concession” is widely used in the mutual fund industry and is consistent with disclosure made by other mutual funds.  Accordingly, the Registrant respectfully declines to make any changes in response to this comment.  Please note that further information regarding dealer concessions is available in the Statement of Additional Information in the section entitled “Purchase & Redemption of Shares – Underwriting Concessions.”

17.              Staff Comment:  In the section entitled “Buying and Redeeming Shares – Qualifying For a Reduction or Waiver of Class A Shares Sales Charge,” explain the criteria more clearly for a shareholder to qualify for a reduction or waiver of the Class A sales charge:

■ Registrant’s Response: The Registrant will include Appendix A to the prospectus (attached to this letter), which provides additional information regarding shareholders purchasing Class A shares of the Fund through a Morgan Stanley Wealth Management transactional brokerage account and shareholder eligibility for front-end sales charge waivers on such shares.  The Registrant believes the current Prospectus disclosure, in conjunction with Appendix A, sufficiently describes the qualifications for the reduction or waiver of sales charges on Class A shares and is consistent with disclosure made by other mutual funds.

18.              Staff Comment:  In the section entitled “Buying and Redeeming Shares – Right of Accumulation,” identify the “certain other classes” that can be aggregated and specify the “sufficient information” that must be provided to the financial intermediary to permit verification and confirm that conforming changes will be made to the Statement of Additional Information.

 ■ Registrant’s Response: The section entitled “Buying and Redeeming Shares – Right of Accumulation” will be removed and replaced with:

You may purchase Class A shares at a reduced initial sales charge determined by aggregating the dollar amount of the new purchase (measured by the offering price) and the total prior days net asset value (net amount invested) of all shares classes offered by the Fund (Class A, Class C, Investor Class and Class I) and held by you or held in accounts identified in the section of this Prospectus entitled “Aggregating Accounts,” and applying the sales charge applicable to such aggregate amount.  In order to obtain such a discount, you must provide sufficient information to your financial intermediary at the time of purchase to permit verification that the purchase qualifies for the reduced sales charge, such as account statements or confirmation statements. The right of accumulation is subject to modification or discontinuance at any time with respect to all shares purchased thereafter.

U.S. Securities and Exchange Commission

Division of Investment Management

June 18, 2018

The Registrant confirms that conforming changes will been made to the Statement of Additional Information.

19.              Staff Comment:  In the second to last sentence of the section entitled “Buying and Redeeming Shares – Letter of Intent,” clarify in your response whether the “difference” is affected by the Fund’s positive or negative performance.

■ Registrant’s Response: The Registrant confirms that the “difference” is not affected by the Fund’s performance.

20.              Staff Comment:  Add the financial highlights data for Investor Class.

■ Registrant’s Response: The Registrant confirms that the financial highlights data for the Investor Class shares will be included in PEA 8.

Statement of Additional Information

21.              Staff Comment:  On the cover page, add the Class A ticker and indicate that the prospectus is incorporated in the Statement of Additional Information by reference.

■ Registrant’s Response: The Registrant will include such disclosure.

* * * * *

If you have any questions or further comments, please contact me at (720) 917-0785.

                                                                  Very truly yours,

                                                                  /s/ Karen S. Gilomen

                                                                  Karen S. Gilomen

                                                                  Secretary of Clough Funds Trust

U.S. Securities and Exchange Commission

Division of Investment Management

June 18, 2018

APPENDIX A

Effective July 1, 2018, shareholders purchasing Fund shares through a Morgan Stanley Wealth Management transactional brokerage account will be eligible only for the following front-end sales charge waivers with respect to Class A shares, which may differ from and may be more limited than those disclosed elsewhere in this Fund’s Prospectus or SAI.

Front-end Sales Charge Waivers on Class A Shares available at Morgan Stanley Wealth Management

  Employer-sponsored retirement plans (e.g., 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit sharing and money purchase pension plans and defined benefit plans).  For purposes of this provision, employer-sponsored retirement plans do not include SEP IRAs, Simple IRAs, SAR-SEPs or Keogh plans
  Morgan Stanley employee and employee-related accounts according to Morgan Stanley’s account linking rules
  Shares purchased through reinvestment of dividends and capital gains distributions when purchasing shares of the same fund
  Shares purchased through a Morgan Stanley self-directed brokerage account
  Class C (i.e., level-load) shares that are no longer subject to a contingent deferred sales charge and are converted to Class A shares of the same fund pursuant to Morgan Stanley Wealth Management’s share class conversion program
  Shares purchased from the proceeds of redemptions within the same fund family, provided (i) the repurchase occurs within 90 days following the redemption, (ii) the redemption and purchase occur in the same account, and (iii) redeemed shares were subject to a front-end or deferred sales charge.